UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 3)

L-1 Identity Solutions, Inc.
(Name of Issuer)
Common Stock, $0.001 par value	50212A 10 6
(Title of class of securities)	(CUSIP number)

Aston Capital Partners L.P.

c/o L-1 Investment Partners LLC177 Broad Street

Stamford, CT 06901

with copies to:

Marita A. Makinen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)
June 29, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON:		Aston Capital Partners L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	9,219,047
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	9,219,047
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		9,219,047[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		11.64%
14	TYPE OF REPORTING PERSON:		PN

1. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

2. Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.

1		NAME OF REPORTING PERSON:	Aston Capital Partners GP LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒[3]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	9,219,047
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	9,219,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	9,219,047[4]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [__%]	11.64%
14		TYPE OF REPORTING PERSON:	OO

3. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

4. Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.

1		NAME OF REPORTING PERSON:	L-1 Investment Partners LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒[5]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	9,499,047
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	9,499,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	9,499,047[6]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	11.95%
14		TYPE OF REPORTING PERSON:	OO

5. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

6. Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.

1		NAME OF REPORTING PERSON:	Robert V. LaPenta
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒[7]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	[OO]
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	1,072,855[8]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	9,499,047
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,072,855
PERSON WITH	10	SHARED DISPOSITIVE POWER:	9,499,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	10,571,902[9]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [__%]	13.26%
14		TYPE OF REPORTING PERSON:	IN

7. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

8. Includes shares underlying options exercisable within sixty (60) days of the date hereof and excludes shares which the Reporting Person may acquire pursuant to a Securities Purchase Agreement, dated as of June 29, 2008 with the Company. See explanation in Item 5(a)(iv).

9. Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person.

1		NAME OF REPORTING PERSON:	James A. DePalma
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒[10]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	125,928[11]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	9,499,047
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	125,928
PERSON WITH	10	SHARED DISPOSITIVE POWER:	9,499,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	9,624,975[12]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [__%]	12.09%
14		TYPE OF REPORTING PERSON:	IN

10. Includes shares underlying options exercisable within sixty (60) days of the date hereof.

11. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

12. Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.

1		NAME OF REPORTING PERSON:	Joseph S. Paresi
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒[13]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	81,546[14]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	9,499,047
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	81,546
PERSON WITH	10	SHARED DISPOSITIVE POWER:	9,499,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	9,580,593[15]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [__%]	12.04%
14		TYPE OF REPORTING PERSON:	IN

13. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

14. Includes shares underlying options exercisable within sixty (60) days of the date hereof.

15. Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.

1		NAME OF REPORTING PERSON:	Doni L. Fordyce
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒[16]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	71,831[17]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	9,499,047
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	71,831
PERSON WITH	10	SHARED DISPOSITIVE POWER:	9,499,047
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	9,570,878[18]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [__%]	12.03%
14		TYPE OF REPORTING PERSON:	IN

16. The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

17. Includes shares underlying options exercisable within sixty (60) days of the date hereof.

18. Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.

This Amendment No. 3 (this “Amendment”) amends the Statement on Schedule 13D originally filed on December 23, 2005 (the “Original Schedule”) by Aston Capital Partners L.P. , Aston Capital Partners GP LLC, L-1 Investment Partners LLC, Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Joseph S. Paresi and Ms. Doni L. Fordyce (collectively, the “Reporting Persons”) and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (the “Company Common Stock”) of L-1 Identity Solutions, Inc., a Delaware corporation (formerly known as Viisage Technology, Inc., the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Schedule.

Item 3.    Source and Amount of Funds or Other Consideration.

The information set forth under Item 4 of this Statement on Schedule 13-D is incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction.

On June 30, 2008, the Company announced that it had entered into an Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008 (the “Merger Agreement”) with Dolomite Acquisition Co., a wholly-owned subsidiary of the Company (the “Merger-Sub”) and Digimarc Corporation (“Digimarc”). Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, Merger-Sub will, within five business days, commence a cash tender offer to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of Digimarc for an aggregate price for approximately $310 million.

In connection with the execution of the Merger Agreement, the Company and Robert V. LaPenta, the Chairman and Chief Executive Officer of the Company entered into a privately negotiated Securities Purchase Agreement, dated as of June 29, 2008 (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, the Company will apply all of the net proceeds from the sale of the Purchased Shares (as defined below) solely to pay the consideration required by the Merger Agreement and to pay the expenses of the Company relating to the transactions contemplated by the Merger Agreement.

Pursuant to the terms and conditions of the Purchase Agreement, the Company has agreed to sell to Mr. LaPenta shares of Company Common Stock and non-voting Series A Convertible Preferred Stock, par value $0.001 per share, of the Company (“Series A Preferred Stock”) for an aggregate price of $25 million, which may be increased prior to closing to up to $35 million at the sole discretion of Mr. LaPenta (collectively, the “Purchased Shares”). Mr. LaPenta elected to purchase shares of Company Common Stock for a per share price of $13.19, and accordingly, upon consummation of the transaction, Mr. LaPenta would purchase 750,000 shares of Company Common Stock for $13.19 per share and 15,107 shares of Series A Preferred Stock for $1,000 per share. Pursuant to the terms of the Purchase Agreement, Mr. LaPenta is entitled to a contractual price protection right to receive additional shares of Series A Preferred Stock on the third business day following the first anniversary of the date hereof if the volume weighted average price of a share of Company Common Stock on the New York Stock Exchange, as reported by Bloomberg Financial Markets for the 30 consecutive trading days ending on the last trading day prior to June 29, 2009 is less than $13.19.

Pursuant to the terms and conditions of the Purchase Agreement, the Company will ask for stockholder approval for the conversion of Mr. LaPenta’s Series A Preferred Stock into shares of Company Common Stock at the Company’s next annual meeting of stockholders. If such approval is obtained, the shares of Series A Preferred Stock will be converted into shares of Company Common Stock at a conversion price of $13.19 per share. Further, If Mr. LaPenta transfers shares of Series A Preferred Stock to an unrelated third party, the shares of Series A Preferred Stock will automatically convert into shares of Company Common Stock at a conversion price of $13.19 per share.

The Company and Mr. LaPenta entered into a Registration Rights Agreement dated as of June 29, 2008, providing for a “shelf” registration of the resale of shares of Company Common Stock acquired pursuant to the Purchase Agreement, including any shares of Company Common Stock issuable pursuant to the conversion of the Series A Preferred Stock.

The foregoing summary of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, which agreements are filed as Exhibit 10.1 and Exhibit 10.2, respectively, hereto and which are incorporated herein by reference.

Except as set forth above, neither the Reporting Persons, nor to their knowledge, any of their respective directors or executive officers, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

All percentages in this Item 5 are based on 77,625,708 shares of Company Common Stock outstanding as of June 29, 2008.

(a) The information contained in Rows (7) through (13) of the cover pages of this Amendment No. 3 to Schedule 13D for each of the Reporting Persons is incorporated herein by reference. As of the close of business on the date of this Statement, the Reporting Persons beneficially owned the following shares of Company Common Stock:

i.       Aston may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,219,047 shares of Company Common Stock, including 7,619,047 shares of Company Common Stock beneficially owned by it on its own account, representing approximately 11.64% of the total issued and outstanding shares of Company Common Stock.

ii.       Aston GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,219,047 shares of Company Common Stock, representing approximately 11.64 % of the total issued and outstanding shares of Company Common Stock.

iii.      L-1 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,499,047 shares of Company Common Stock, representing approximately 11.95 % of the total issued and outstanding shares of Company Common Stock.

10

iv.      Mr. LaPenta may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 10,571,902 shares of Company Common Stock, including 872,723 shares of Company Common Stock beneficially owned by him on his own account and 200,132 shares of Company Common underlying options exercisable within 60 days, representing approximately 13.26% of the total issued and outstanding shares of Company Common Stock. The numbers above do not include the Purchased Shares to be acquired pursuant to the Purchase Agreement.

v.       Mr. James A. DePalma may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,624,975 shares of Company Common Stock, including 11,998 shares of Company Common Stock beneficially owned by him and 113,930 shares of Company Common underlying options exercisable within 60 days, on his own account, representing approximately 12.09% of the total issued and outstanding shares of Company Common Stock.

vi.      Mr. Joseph S. Paresi may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,580,593 shares of Company Common Stock, including 5,439 shares of Company Common Stock beneficially owned by him and 76,107 shares of Company Common underlying options exercisable within 60 days, on his own account, representing approximately 12.04% of the total issued and outstanding shares of Company Common Stock.

vii.      Ms. Doni Fordyce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,570,878 shares of Company Common Stock, including 71,831 shares of Company Common underlying options exercisable within 60 days, on her own account, representing approximately 12.03% of the total issued and outstanding shares of Company Common Stock.

(b)  The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and Item 5(a) hereof are incorporated herein by reference.

  (c)  Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth under Item 4 of this Statement on Schedule 13D is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description

11

10.1	Securities Purchase Agreement, dated as of June 29, 2008, by and between Mr. Robert V. LaPenta and L-1 Identity Solutions, Inc.
10.2	Registration Rights Agreement, dated as of June 29, 2008, by and between Mr. Robert V. LaPenta and L-1 Identity Solutions, Inc.

12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2008

ASTON CAPITAL PARTNERS L.P.

By:	Aston Capital Partners GP LLC, its general partner

/s/ James A. DePalma
Name:	James A. DePalma
Title:	Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2008

ASTON CAPITAL PARTNERS GP LLC

/s/ James A. DePalma
Name:	James A. DePalma
Title:	Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2008

L-1 INVESTMENT PARTNERS LLC

/s/ James A. DePalma
Name:	James A. DePalma
Title:	Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2008

/s/ Robert V. LaPenta
ROBERT V. LAPENTA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2008

/s/ James A. DePalma
JAMES A. DEPALMA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2008

/s/ Joseph S. Paresi
JOSEPH S. PARESI

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2008

/s/ Doni L. Fordyce
DONI L. FORDYCE